EXHIBIT 99.2

EXHIBIT 99.2

O Micro ®

Breathing Life into Mobility

Creating and Delivering Advanced Solutions for Industry Leaders!

PO2WER®

MANAGEMENT

2004 ANNUAL REPORT

NASDAQ: OIIM

WWW.o2micro.com

O2Micro Facts and Figures

Annual Revenue

$Million

$100 90 80 70 60 50 40 30 20 10 0

40.4 45.8 70.2 88.6 92.2

‘00 ‘01 ‘02 ‘03 ‘04

Annual R&D Expenditures as a Percentage of Revenue

$Million

$25 20 15 10 5 0

24.0% 31.3% 27.0% 21.7% 22.0%

9.7 14.3 18.9 19.2 20.3

‘00 ‘01 ‘02 ‘03 ‘04

% of Revenue

35% 25 15 5 0

Net Income

$ Million

$14 12 10 8 6 4 2 0

16.5% 12.3% 15.3% 14.9% 15.3%

6.6 5.6 10.7 13.2 14.1

‘00 ‘01 ‘02 ‘03 ‘04

% of Revenue

18% 15 12 9 6 3 0

Annual Income From Operations

$ Million

$16 14 12 10 8 6 4 2 0

5.8 5.0 10.7 13.6 12.9

‘00 ‘01 ‘02 ‘03 ‘04

Annual Earnings Per Share (Diluted)

$Million

$0.4 0.35 0.3 0.25 0.2 0.15 0.1 0.05 0

0.21 0.16 0.27 0.33 0.35

‘00 ‘01 ‘02 ‘03 ‘04

Cash Flow From Operations

$Million

$16 14 12 10 8 6 4 2 0

3.1 9.5 9.5 14.8 14.1

‘00 ‘01 ‘02 ‘03 ‘04

Shareholders Equity

$Million

$180 160 140 120 100 80 60 40 20 0

47.9 128.4 135.1 154.7 170.8

‘00 ‘01 ‘02 ‘03 ‘04

OMicro® Breathing Life into Mobility

To Our Shareholders

We are pleased with the record performance of O2Micro in 2004. Revenue and net income grew to record high levels and investment in R&D was increased for the year. Fiscal year 2004 marks our 10th consecutive year of revenue growth, and 6th consecutive year of profitability.

Net sales for fiscal year 2004 grew to $92.2 million, an increase of 4% over $88.6 million for the previous year. Net income was $14.1 million, an increase of 7% over fiscal year 2003. We continue to invest significantly in R&D, with expenditures in 2004 of $20.3 million, or 22% of revenue.

O2Micro targets the Computer, Consumer, Industrial and Communications markets with its broad portfolio of products and intellectual property that provide high performance power management and security solutions.

The Computer market continues to require more performance with less power consumption. O2Micro’s system level expertise and analog-mixed signal IC design skills provide superior, cost-effective system level performance.

The Consumer market is growing significantly, fueled by the accelerating acceptance by consumers of attractively priced LCD TV, LCD monitor, and portable hand held devices. O2Micro integrated circuits, including display backlight inverters and power management units, provide the high performance needed by these products. O2Micro’s revenue to the Consumer market increased in each quarter of the year.

O2Micro products for the Industrial market operate reliably over an extended temperature range. We currently supply these products to automotive applications in North America and Japan.

The Communications market is now served by O2Micro with a data communications extender IC and a security system. The Matrix9 VPN (Virtual Private Network)/ Firewall solution system that provides high performance network security utilizing proprietary ASICs (Application Specific Integrated Circuits) was introduced in Q4.

We anticipate strong expanding demand for our products that bring innovative power management and security solutions to electronic devices in our focus markets of Computer, Consumer, Industrial and Communications. We plan to expand the design centers and production supply chain in support of customers’ product designs and manufacturing worldwide.

With the continued support of our customers, suppliers, shareholders and dedicated employees, we eagerly look forward to another year of successful growth in 2005.

Thank you for your continued support.

Sterling Du

Chairman of the Board and

Chief Executive Officer

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of December 31, 2003 and 2004 and Report of Independent Registered Public Accounting Firm

Deloitte.

Deloitte & Touche

12th Floor, Hung-Tai Plaza

156 Min Sheng East Road, Sec. 3

Taipei 105, Taiwan, ROC

Tel: +886 (2) 2545-9988

Fax: +886 (2) 2545-9966

www.deloitte.com.tw

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and the Shareholders

O2Micro International Limited

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2003 and 2004 and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years ended December 31, 2002, 2003 and 2004 (expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the years ended December 31, 2002, 2003 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche

January 28, 2005 (May 10, 2005 as to Note 2 “Stock-based Compensation” and Note 12)

Audit • Tax • Consulting •Financial Advisory•

Member of Deloitte Touche Tohmatsu

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand U.S. Dollars, Except Per Share Amounts)

December 31

ASSETS 2003 2004

CURRENT ASSETS

Cash and cash equivalents $ 66,489 $ 56,320

Restricted cash 1,892 1,887

Short-term investments 53,923 63,768

Accounts receivable, net 9,794 9,431

Inventories 9,613 11,231

Prepaid expenses and other current assets 3,365 4,491

Total current assets 145,076 147,128

LONG-TERM INVESTMENTS 7,865 11,781

LAND, PROPERTY AND EQUIPMENT, NET 4,880 10,758

RESTRICTED ASSETS 10,044 13,873

OTHER ASSETS 1,428 1,656

TOTAL $ 169,293 $ 185,196

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Notes and accounts payable $ 6,334 $ 3,635

Income tax payable 2,852 3,751

Accrued expenses and other current liabilities 5,380 7,029

Total current liabilities 14,566 14,415

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Preference shares at $0.001 par value per share

Authorized - 5,000,000 shares - -

Ordinary shares at $0.001 par value per share

Authorized - 95,000,000 shares

Issued - 39,032,616 shares and 39,188,062 shares

as of December 31, 2003 and 2004, respectively 39 39

Additional paid-in capital 137,076 139,581

Accumulated other comprehensive loss (521) (110)

Retained earnings 18,133 31,271

Total shareholders’ equity 154,727 170,781

TOTAL $ 169,293 $ 185,196

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand U.S. Dollars, Except Per Share Amounts)

Years Ended December 31

2002 2003 2004

NETSALES $ 70,187 $ 88,599 $ 92,196

COST OF SALES 28,143 38,314 37,403

GROSS PROFIT 42,044 50,285 54,793

OPERATING EXPENSES

Research and development (exclusive of amortization of deferred stock compensation of $30, $0 and $0 in 2002, 2003 and 2004, respectively) 18,935 19,219 20,260

Selling, general and administrative (exclusive of amortization of deferred stock compensation of $14, $0 and $0 in 2002, 2003 and 2004, respectively) 11,790 13,522 16,348

Patent litigation 535 3,954 5,334

Stock-based compensation 44 - -

Total operating expenses 31,304 36,695 41,942

INCOME FROM OPERATIONS 10,740 13,590 12,851

NON-OPERATING INCOME (EXPENSES)

Interest income 1,802 1,283 1,455

Impairment loss on long-term investments (483) (17) -

Gain on sale of long-term investments - - 340

Foreign exchange gain, net 4 287 648

Other, net 339 (116) 262

Total non-operating income 1,662 1,437 2,705

INCOME BEFORE INCOME TAX 12,402 15,027 15,556

INCOME TAX EXPENSE 1,673 1,826 1,472

NET INCOME 10,729 13,201 14,084

OTHER COMPREHENSIVE INCOME (LOSS)

Translation adjustments on subsidiaries 132 (90) 714

Unrealized gain (loss) on available-for-sale securities (127) 261 (303)

Total other comprehensive income 5 171 411

COMPREHENSIVE INCOME $ 10,734 $ 13,372 $ 14,495

(Continued)

Years Ended December 31

2002 2003 2004

EARNINGS PER SHARE:

Basic $ 0.28 $ 0.34 $ 0.36

Diluted $ 0.27 $ 0.33 $ 0.35

SHARES USED IN EARNINGS PER SHARE CALCULATION:

Basic (in thousands) 38,300 38,374 39,156

Diluted (in thousands) 39,591 39,736 40,102

The accompanying notes are an integral part of the consolidated financial statements. (Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand U.S. Dollars, Except Per Share Amounts)

Accumulated Other

Comprehensive Income (Loss) Retained

Additional Paid-in Capital Unrealized Cumulative Earnings Total

Ordinary Shares Ordinary Stock Treasury Deferred Investment Translation (Accumulated Shareholders’

Shares Amount Shares Options Total Stock Warrants Compensation Gain/Loss Adjustment Total Deficit) Equity

BALANCE, JANUARY 1, 2002 38,134,511 $ 38 129,068 $ 1,129 $ 130,197 $ - $ 51 $ (44) $ 15 $ (712) $ (697) $ (1,121) $ 128,424

Issuance of:

Shares issued for exercise of stock options 325,279 1 1,187 (275) 912 - - - - - - - 913

Shares issued for 1999 ESPP Plan 97,304 - 737 - 737 - - - - - - - 737

Shares issued for exercise of warrants - -

300,000 - 801 - 801 (51) - - - - 750

Acquisition of treasury stocks - 720,700 shares - - - - - (6,823) - - - - - - (6,823)

Cancellation of stock options - - - (2) (2) - - - - - - - (2)

Options granted to nonemployees - - - 371 371 - - - - - - - 371

Amortization of deferred stock compensation - - - - - - - 44 - - - - 44

Net income for 2002 - - - - - - - - - - - 10,729 10,729

Translation adjustments on subsidiaries - - - - - - - - - 132 132 - 132

Unrealized loss on available-for-sale securities - - - - - - - - (127) - (127) - (127)

BALANCE, DECEMBER 31, 2002 38,857,094 39 131,793 1,223 133,016 (6,823) - - (112) (580) (692) 9,608 135,148

Issuance of:

Shares issued for exercise of stock options 863,987 1 6,135 (503) 5,632 - - - - - - - 5,633

Shares issued for 1999 ESPP Plan 109,735 - 942 - 942 - - - - - - - 942

Cancellation of stock options - - - (23) (23) - - - - - - - (23)

Acquisition of treasury stock - 77,500 shares - - - - - (647) - - - - - - (647)

Retirement of treasury stock (798,200) (1) (2,793) - (2,793) 7,470 - - - - - (4,676) -

Options granted to nonemployees - - - 302 302 - - - - - - - 302

Net income for 2003 - - - - - - - - - - - 13,201 13,201

Translation adjustments on subsidiaries - - - - - - - - - (90) (90) - (90)

Unrealized loss on available-for-sale securities - - - - - - - - 261 - 261 - 261

BALANCE, DECEMBER 31, 2003 39,032,616 39 136,077 999 137,076 - - - 149 (670) (521) 18,133 154,727

Issuance of:

Shares issued for exercise of stock options 157,167 - 1,359 (77) 1,282 - - - - - - - 1,282

Shares issued for 1999 ESPP Plan 118,479 - 1,032 - 1,032 - - - - - - - 1,032

Acquisition and retirement of treasury stock (120,200) - (422) - (422) - - - - - - (946) (1,368)

Options granted to nonemployees - - - 613 613 - - - - - - - 613

Net income for 2004 - - - - - - - - - - - 14,084 14,084

Translation adjustments on subsidiaries - - - - - - - - - 714 714 - 714

Unrealized gain on available-for-sale securities - - - - - - - - (303) - (303) - (303)

BALANCE, DECEMBER 31, 2004 39,188,062 $ 39 $ 138,046 $ 1,535 $ 139,581 $ - $ - $ - ($ 154) $ 44 ($ 110) $ 31,271 $ 170,781

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand U.S. Dollars)

Years Ended December 31

2002 2003 2004

OPERATING ACTIVITIES

Net income $ 10,729 $ 13,201 $ 14,084

Adjustments to reconcile net income to net cash provided by

operating activities:

Depreciation and amortization 1,937 2,623 2,692

Amortization of deferred stock compensation 44 - -

Amortization of stock options granted for services 74 335 386

Gain on sale of long-term investments - - (340)

Loss (gain) on sale of short-term investments (385) 5 -

Deferred income tax assets 198 386 (68)

Impairment of long-term investments 483 17 -

Loss on sale of fixed assets 7 68 3

Changes in operating assets and liabilities:

Accounts receivable, net (3,895) (2,199) 363

Inventories (1,606) (2,646) (1,618)

Prepaid expenses and other current assets (765) (474) (1,278)

Notes and accounts payable 1,632 1,132 (2,699)

Income taxes payable 737 895 899

Accrued expenses and other current liabilities 333 1,413 1,705

Net cash provided by operating activities 9,523 14,756 14,129

INVESTING ACTIVITIES

Receivables from employees (262) (104) 116

Acquisition of:

Land, property and equipment (4,275) (1,749) (8,354)

Long-term investments (6,968) (147) (4,861)

Short-term investments (188,231) (116,138) (166,045)

(Increase) decrease in:

Restricted assets - (10,044) (1,945)

Restricted cash (860) 127 5

Other assets (46) (612) (187)

Proceeds from:

Sale of short-term investments 165,970 105,146 155,021

Sale of long-term investments - - 1,020

Sale of equipment 3 1 2

Net cash used in investing activities (34,669) (23,520) (25,228)

(Continued)

Years Ended December 31

2002 2003 2004

FINANCING ACTIVITIES

Acquisitions of treasury stock $ (6,823) $ (647) $ (1,368)

Proceeds from:

Exercise of stock options 913 5,633 1,282

Issuance of shares for warrants exercised 750 - -

Issuance of ordinary shares under ESPP Plan 737 942 1,032

Payments of principal of capital leases (10) (6) -

Net cash provided by (used in) financing activities (4,433) 5,922 946

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE 99 (3) (16)

NET DECREASE IN CASH AND CASH EQUIVALENTS (29,480) (2,845) (10,169)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR 98,814 69,334 66,489

CASH AND CASH EQUIVALENTS AT END OF YEAR $ 69,334 $ 66,489 $ 56,320

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS

Cash paid for interest $ 4 $ 1 $ -

Cash paid for tax $ 744 $ 600 $ 641

NON-CASH INVESTING AND FINANCING ACTIVITIES

Short-term investments reclassified to restricted assets $ - $ - $ 1,144

Convertible loans converted to long-term investments $ - $ 1,750 $ -

Unrealized gain (loss) on investments accounted for available-for-sale $ (127) $ 261 $ (303)

The accompanying notes are an integral part of the consolidated financial statements. (Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars Unless Otherwise Noted)

1. GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and deliver semiconductor components primarily for mobile applications. In March 1997, O2Micro, Inc. reincorporated in the Cayman Islands under the name O2Micro International Limited (the “Company”). In connection with the reincorporation, all authorized and outstanding common stock, preferred stock and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares and stock options with identical rights and preferences. O2Micro, Inc. became the Company’s subsidiary after the shares exchange. The Company had incorporated various wholly-owned subsidiaries, namely, O2Micro Electronics, Inc. (O2Micro - Taiwan), O2Micro International Japan Limited (O2Micro - Japan), O2Micro PTE Limited - Singapore (O2Micro - Singapore), and other subsidiaries. O2Micro-Taiwan and O2Micro - Japan are engaged in trading while O2Micro - Singapore and other subsidiaries are engaged in research and development. The Company also established a Taiwanese branch office, O2Micro International Limited - Taiwan Branch (O2Micro - Taiwan Branch) to engage in marketing and customer support related services. Due to the duplicate function of O2Micro - Taiwan Branch and O2Micro - Taiwan, the Board of Directors determined to dissolve O2Micro - Taiwan Branch on October 31, 2002. The dissolution process of O2Micro - Taiwan Branch was not completed as of December 31, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For short-term investments, the Company invests in debt securities with credit rating of A and better. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts receivable based upon review of the expected collectibility of individual accounts.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable are carried at cost, which approximates the fair value due to the short-term maturity of those instruments. Fair values of short-term investments and long-term investments represent quoted market prices, if available. If no quoted market prices are available, fair values are estimated based on other factors. Fair value of restricted assets, which are composed of foreign government bonds, negotiated certificates of deposit and cash, is estimated based on combination of fair value of each component.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents.

Restricted Assets

The Company classifies deposits made for customs, collateral for obtaining foundry capacity, lines of credit and office leases as restricted cash. The deposits are classified as current asset if refundable within a twelve-month period. Restricted assets consist of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiated certificates of deposit and cash.

Short-term Investments

The Company maintains its excess cash in U.S. treasury bills and notes, government and corporate bonds issued by financial institutions with strong ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. As of December 31, 2004, all of the Company’s investments were classified as available-for-sale securities and are recorded at market value. Unrealized gains and losses on these investments are included with accumulated other comprehensive income and loss, as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other than temporary. Unrealized losses are recorded as a charge to income when deemed other than temporary.

Inventories

The Company outsources the wafer fabrication, assembly, and testing of its products. Inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis.

Long-term Investments

Long-term investments over which the Company does not exercise significant influence are accounted for under the cost method of accounting. Management evaluates related information in addition to quoted market prices, if any, in determining the fair value of these investments and whether an other than temporary decline in value exists. Factors indicative of an other than temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Land, Property and Equipment

Land, property and equipment are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method over estimated service lives that range as follows: building - 35 years, equipment - 3 to 10 years, furniture and fixtures - 3 to 15 years, equipment under capital lease - 3 to 5 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 6 years; and transportation equipment - 5 years. Depreciation expense recognized during the years ended December 31, 2002, 2003 and 2004 was approximately $1,884,000, $2,325,000 and $2,391,000, respectively.

Equipment covered by agreements qualifying as capital leases is stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease, less depreciation.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Treasury Stock

The Company retires ordinary shares repurchased under a share repurchase plan. Accordingly, the excess of the purchase price over par value was allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. Any future repurchases will be immediately retired.

Revenue Recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

Allowances for sales returns and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

In certain limited instances, the Company sells its products through distributors. The Company has limited control over these distributors’ selling of products to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company’s products to third parties. Thus, products held by distributors are included in the Company’s inventory balance.

The Company provides its distributors with limited product rotation and price protection rights for products held in distributors’ inventory. To date, the Company has given no price adjustments to or rotated any products for its distributors.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were $1,577,000, $795,000 and $1,108,000 in the years ended December 31, 2002, 2003 and 2004, respectively. A portion of these costs were for advertising, which amounted to $138,000 in 2002, $153,000 in 2003 and $367,000 in 2004.

Income Taxes

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Under current Republic of China (“ROC”) tax regulations, the current year’s earnings, on a tax basis, that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related income is generated.

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are recognized for operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those net deferred income tax assets to the extent the realizability is not deemed more likely than not.

Stock-based Compensation

The Company has elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” for its employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price.

Had the compensation expense for the Company’s stock-based compensation plans been determined on the basis of the fair values under SFAS No. 123, the Company’s fiscal 2002, 2003 and 2004 net income and net income per share would be the following.

Years Ended December 31

2002 2003 2004

Net income as reported (in thousands) $ 10,729 $ 13,201 $ 14,084

Add: Stock-based compensation expense included in net income, including tax expense of $0 for 2002, 2003 and 2004, respectively 44 - -

Deduct: Stock-based compensation expense determined under

SFAS No. 123 including tax expense of $0 for 2002, 2003 and 2004, respectively (8,643) (8,061) (6,940)

Pro forma net income $ 2,130 $ 5,140 $ 7,144

(Continued)

Years Ended December 31

2002 2003 2004

Pro forma shares used in calculation - basic (in thousands) 38,300 38,374 39,156

Pro forma earnings per share - basic $ 0.06 $ 0.13 $ 0.18

Earnings per share - basic as reported $ 0.28 $ 0.34 $ 0.36

Pro forma shares used in calculation - diluted (in thousands) 39,591 39,736 40,102

Pro forma earnings per share - diluted $ 0.05 $ 0.13 $ 0.18

Earnings per share - diluted as reported $ 0.27 $ 0.33 $ 0.35

Foreign Currency Transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivables and payables are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are restated based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the U.S. dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into U.S. dollars at the following exchange rates: Assets and liabilities - current rate on balance sheet date; shareholders’ equity - historical rate; income and expenses - weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive Income (Loss)

Comprehensive income represents net income plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statement of operations.

Legal Contingencies

The Company is currently involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after June 15, 2005, and prior period’s awards that are modified, repurchased, or cancelled after June 15, 2005. The impact on the Company’s net income will include the remaining amortization of the fair value of existing options currently disclosed as pro forma expense in Note 2 and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binominal lattice model for valuing options. The adoption of this standard will have no impact on the Company’s cashflows.

Reclassifications

Certain amounts reported in previous years have been reclassified to conform to the 2004 presentation.

3. CASH AND CASH EQUIVALENTS

December 31

2003 2004

(In Thousands)

US treasury bills and corporate bonds $ 17,122 $ 21,534

Time deposits 34,951 19,383

Savings and checking accounts 14,409 15,389

Petty cash 7 14

$ 66,489 $ 56,320

4. SHORT-TERM INVESTMENTS

The following is a summary of available-for-sale securities:

December 31

2003 2004

(In Thousands)

Time deposits $ 10,611 $ 23,038

US treasury bills 33,958 19,967

Corporate bonds 8,185 17,014

Foreign government bonds 1,144 3,724

Others 25 25

$ 53,923 $ 63,768

Available-for-sale securities by contractual maturity are as follows:

December 31

2003 2004

(In Thousands)

Due within one year $ 52,752 $ 61,023

Due after one year through two years - 1,698

Due after two years 1,171 1,047

$ 53,923 $ 63,768

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2003 were $0 and $5,000, respectively, and for the year ended December 31, 2004 were $0. Gross unrealized gains and losses at December 31, 2003 were $196,000 and $47,000, respectively and at December 31, 2004 were $293,000 and $182,000, respectively. The Company did not provide the disclosure of fair value and unrealized losses by category of investment as required by EITF No 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” as the amount of the unrealized losses for 2003 and 2004 are deemed insignificant.

5. ACCOUNTS RECEIVABLE, NET

December 31

2003 2004

(In Thousands)

Accounts receivable $ 10,195 $ 9,838

Allowances for Doubtful receivables (86) (90)

Sales returns and discounts (315) (317)

$ 9,794 $ 9,431

The changes in the allowances are summarized as follows:

2002 2003 2004

(In Thousands)

Allowances for doubtful receivables

Balance, beginning of year $ 55 $ 64 $ 86

Additions 9 22 4

Balance, end of year $ 64 $ 86 $ 90

Allowances for sales returns and discounts Balance, beginning of theyear $ 314 $ 314 $ 315

Additions - 1 2

Balance, end of the year $ 314 $ 315 $ 317

6. INVENTORIES

	December 31 2003	December 31 2004
	(In Thousands)	
Finished goods	$ 2,042	$ 2,844
Work-in-process	3,608	4,336
Raw materials	3,963	4,051
	$ 9,613	$ 11,231

7. LONG-TERM INVESTMENTS

	December 31 2003	December 31 2004
	(In Thousands)	
Cost method		
X-FAB Semiconductor Foundries AG (X-FAB)	$ 4,968	$ 4,968
360 Degree Web Ltd. (360 Degree Web)	1,750	1,070
GEM Services, Inc. (GEM)	500	500
Etrend Hightech Corporation (Etrend)	647	960
	7,865	7,498
Available for sale securities - noncurrent		
CSMC Technologies Corporation (CSMC)	-	4,283
	$ 7,865	$ 11,781

The Company invested in X-FAB's ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed signal applications. As of December 31, 2004, the Company held 530,000 shares at the value of $4,968,000 (4,982,000 EURO), which represents a 2.03% ownership of X-FAB.

On January 3, 2003, the Company exercised its option to convert its convertible loans of $1,750,000 in 360 Degree Web to 2,083,333 Series B preference shares of capital stock at $0.36 per share and 1,000,000 Series B2 preference shares of capital stock at $1.00 per share. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. After the conversion, the Company had a 35.2% ownership in 360 Degree Web. The Company did not participate in 360 Degree Web's financing during 2003 and the ownership was diluted to 29.3% as of December 31, 2003. The Company accounts for its investment under the cost method of accounting as it does not actively participate in the decision-making process of 360 Degree Web, holds one director seat and management of 360 Degree Web holds the controlling interest.

In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. Upon completion of the transaction, the Company's ownership was reduced to 19.8% as of December 31, 2004.

The Company invested in GEM's preferred shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2004, the Company held 333,334 shares at the value of $500,000, which represents a 1.07 % ownership of GEM.

- 15 -

The Company invested in Etrend's ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of December 31, 2003, the Company held 2,189,288 shares at the value of $647,000, which represents approximately 12.5% ownership of Etrend. The Company invested an additional $313,000 for Etrend's financing in March 2004. As of December 31, 2004, the Company's ownership was reduced to 11.2%.

The Company invested in Silicon Genesis Corporation (SiGen) preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator "SOI", strained-silicon products and other engineered multi-layer structures to microelectronics and photonics industries for advanced electronic and opto-electronic device applications.

In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and recognized an impairment loss of $483,000 and $17,000, respectively. The Company held 23,946 shares of SiGen as of December 31, 2004 representing 0.07% ownership in SiGen with a carrying value of zero.

In August 2004, the Company invested in CSMC's ordinary shares which are listed in Hang Seng Stock Market in Hong Kong. CSMC is a semiconductor foundry company. The Company held 70,200,000 shares acquired for a purchase price of $4,547,000, which represents approximately 2.67% ownership of CSMC. As of December 31, 2004, the Company recognized unrealized losses of $265,000.

8. LAND, PROPERTY AND EQUIPMENT, NET

	December 31	
	2003	2004
	(In Thousands)	
Cost		
Land	$ -	$ 2,510
Buildings	-	2,150
Equipment	10,457	13,035
Furniture and fixtures	336	1,054
Equipment under capital lease	165	160
Leasehold improvements	727	1,309
Transportation equipment	56	56
Prepayment for leasehold improvement	43	179
	11,784	20,453
Accumulated depreciation		
Buildings	-	39
Equipment	6,096	8,337
Furniture and fixtures	131	420
Equipment under capital lease	162	160
Leasehold improvements	486	698
Transportation equipment	29	41
	6,904	9,695
	$ 4,880	$ 10,758

- 16 -

9. OTHER ASSETS

December 31

2003 2004

(In Thousands)

Deferred charges, net $ 473 $ 789

Long-term note receivables from employees 551 435

Refundable deposits 404 432

$ 1,428 $ 1,656

Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

In 2001, James Keim, one of the Company’s directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a term loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of December 31, 2004, $18,000 had been repaid.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

December 31

2003 2004

(In Thousands)

Salaries, bonus and benefits $ 1,827 $ 2,150

Legal and audit fees 1,180 1,917

Deferred income tax liabilities 444 388

Commissions 239 126

Other accrued expenses 1,690 2,448

$ 5,380 $ 7,029

11. INCOME TAXES

Income before income taxes consisted of:

Years Ended December 31

2002 2003 2004

(In Thousands)

Cayman $ 10,735 $ 12,159 $ 15,496

Other subsidiaries 1,667 2,868 60

$ 12,402 $ 15,027 $ 15,556

Income tax expense consisted of:

Years Ended December 31

2002 2003 2004

(In Thousands)

Current $ 1,475 $ 1,440 $ 1,540

Deferred 198 386 (68)

Income tax expense $ 1,673 $ 1,826 $ 1,472

The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income is as follows:

Years Ended December 31

2002 2003 2004

Cayman statutory rate 0% 0% 0%

Foreign in excess of statutory rate 12.40% 10.72% 7.09%

Research and development credits (5.90%) (4.39%) (6.08%)

Adjustments to prior years’ taxes 0.40% 0.09% 3.49%

Valuation allowance 5.70% 2.55% 4.59%

Others 0.90% 3.18% 0.37%

Effective tax rate 13.50% 12.15% 9.46%

The deferred income tax assets and liabilities as of December 31, 2003 and 2004 consisted of the following:

December 31

2003 2004

(In Thousands)

Deferred income tax assets

Research and development credits $ 3,409 $ 4,443

Net operating loss carryforwards 390 254

Accrued vacation 118 117

Depreciation and amortization 104 7

Others 165 149

4,186 4,970

Valuation allowance (3,909) (4,681)

Total net deferred income tax assets 277 289

Deferred income tax liabilities

Withholding tax liabilities 359 413

Unrealized foreign exchange 9 (64)

Unrealized capital allowance 76 39

Total deferred income tax liabilities 444 388

Net deferred income tax liabilities $ (167) $ (99)

Balance sheet caption reported in:

Prepaid expenses and other current assets $ 277 $ 289

Accrued expenses and other current liabilities 444 388

$ (167) $ (99)

The valuation allowance shown in the table above relates to net operating loss and credit carryforwards and temporary differences for which the Company believes that realization is uncertain. The valuation allowance increased $772,000 and $469,000 for the years ended December 31, 2004 and 2003, respectively.

As of December 31, 2004, O2Micro, Inc. had U.S. federal and California state net operating loss carryforwards of approximately $ 0 and $4,345,000, and U.S. federal and California state research and development credit carryforwards of approximately $2,651,000 and $2,716,000, respectively. The California state net operating loss carryforwards will expire in 2004 and 2005 if not utilized. The U.S. federal research and development credit will expire from 2012 through 2024 if not utilized, while the California state research and development credit will never expire. Utilization of the net operating loss carryforwards may be subject to significant annual limitation due to ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of net operating losses before utilization.

The Company reversed $375,000 of income tax payable for the 2000 tax year in September 2004 due to completion of the examination and approval of its filed income tax return for the year ended December 31, 2000.

On May 24, 2004, O2 Micro-Taiwan applied to the Taiwan Custom’s officials for the rectification of the value of the imported goods reported for the period from March 2003 to March 2004. The Company had mistakenly reported a lower amount to the Taiwan Custom’s Authority than the correct amount that was reported on the Company’s tax return for the year ended December 31, 2003 and the amount that will be reported on the Company’s tax return for the year ended December 31, 2004. However, rectification of custom’s records usually cannot extend prior to the latest six month period reported. The Company has further obtained the opinion of Taiwan’s Ministry of Finance as to accept rectification of the value of the imported goods prior to the latest six month period. The Company will continue to apply for the rectification to the Taiwan Custom’s Authority. If the Company’s rectification application for the period prior to the latest six months is rejected, the understated cost of the imported goods reported to the customs officials may be deemed to be the actual cost and thus the taxable income for the year ended December 31, 2003 would be higher. The Company has determined the maximum impact on income tax would be $1,680,000 (NT$52,000,000) for O2 Micro-Taiwan. The Company believes that it would be able to minimize the maximum exposure by providing records of actual costs paid. Accordingly, the Company has estimated the probable outcome and accrued $658,000 (NT$22,000,000) at December 31, 2004.

12. EMPLOYEE BENEFIT PLANS

Savings Plan

The Company has a savings plan that qualifies under Section 401(k) of the U.S. Internal Revenue Code. Participating employees may defer up to 15% of pretax salary, but not more than statutory limits. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan.

1999 Employee Stock Purchase Plan (“1999 Purchase Plan”)

In 1999, the Company’s Board of Directors adopted the 1999 Purchase Plan, which was approved by the shareholders prior to the consummation of its initial public offering in August 2000. A total of 1,000,000 ordinary shares have been reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 800,000 shares as approved by the Board of Directors. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay at a price equal to the lesser of 85% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase or 85% of the fair market value of the Company’s ordinary shares on the applicable exercise date. Employees may elect to discontinue their participation in the purchase plan at any time during the enrollment period. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years. During 2003 and 2004, 109,735 and 118,479 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan. As of December 31, 2004, 584,424 shares were available for issuance.

Stock Option Plans

In 1997, the Company’s Board of Directors adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan (collectively, the “Plans”). The Plans provide for the granting of stock options to employees, directors and consultants of the Company. Options granted under the Plans may be either incentive stock options (“ISO”) within the meaning of Section 422 of the United States Internal Revenue Code, or nonstatutory stock options (“NSO”). ISOs may be granted only to Company employees and directors. NSOs may be granted to Company employees and consultants.

Options under the Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares (in the case of NSOs) on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant. Options may be exercised following the termination of a grantee’s continuous service only to the extent provided in the award agreement. Options generally expire no later than ten years after grant, or five years in the case of an ISO granted to a 10% shareholder. The options generally vest over a period of four years from the vesting commencement date. Options may be granted with different vesting terms from time to time.

Under the 1997 Stock Plan, the Board of Directors reserved 3,700,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 3,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 1,500,000 shares (in the case of ISOs) or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the administrator. As of December 31, 2004, the number of options outstanding and exercisable was 478,866 under the 1997 Stock Plan, and 3,994,235 and 1,612,934 under the 1999 Stock Incentive Plan, respectively.

A summary of the Company's stock option activity and related information is as follows:

	Available for Grant	Number of Outstanding Options	Weighted Average Exercise Price
Balance, January 1, 2002	1,587,379	3,113,777	
Additional shares authorized	1,500,000	-	
Granted	(1,310,400)	1,310,400	$ 12.30
Exercised	-	(325,113)	$ 2.96
Canceled	54,894	(54,894)	$ 10.83
Balance, December 31, 2002	1,831,873	4,044,170	
Additional shares authorized	1,500,000	-	
Granted	(913,300)	913,300	$ 13.88
Exercised	-	(863,987)	$ 6.52
Canceled	173,623	(173,623)	$ 13.05
Balance, December 31, 2003	2,592,196	3,919,860	
Additional shares authorized	1,000,000	-	
Granted	(904,050)	904,050	$ 13.54
Exercised	-	(156,167)	$ 8.15
Canceled	194,642	(194,642)	$ 14.02
Balance, December 31, 2004	2,882,788	4,473,101	

The following table summarizes information about the stock options outstanding as of December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price
$0.03-$0.09	64,292	2.43	$ 0.04	64,292	$ 0.04
$0.18-$0.25	1,167	3.77	$ 0.24	1,167	$ 0.24
$0.50	46,333	4.19	$ 0.50	46,333	$ 0.50
$3.95-$5.88	254,536	5.26	$ 4.81	246,225	$ 4.77
$6.50-$9.74	1,128,624	7.15	$ 8.59	737,568	$ 8.52
$10.06-$14.97	1,934,366	8.05	$ 12.82	593,391	$ 12.92
$15.38-$24.18	1,043,783	8.04	$ 18.02	402,824	$ 17.91
	4,473,101	7.54	$ 12.20	2,091,800	$ 10.69

For purposes of measuring compensation expense under APB No. 25, the fair value of the shares on the date of grant was determined by the Board of Directors for grants prior to August 23, 2000. The fair value of subsequent option grants were based on the market price of ordinary shares on the day of grant.

- 21 -

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123. The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation model requires the input of highly subjective assumptions, including the expected stock price volatility. The Company used the following weighted-average assumptions in calculating the fair value of the options granted:

Stock Options Employee Stock Purchase Plan

Years Ended December 31

2002 2003 2004 2002 2003 2004

Risk-free interest rate 2.76% 3.34% 3.54% 1.82% 1.58%- -

1.80%

Expected life 5- 9 years 5-9 years 5-7 years 0.50-2.03 0.51-1.53 -

years years

Volatility 75% 70% 65% 85% 65% -

Dividend

Expected life of stock options is estimated to be one year after vesting.

The weighted average fair values under SFAS No. 123 for options granted during the years ended December 31, 2002, 2003 and 2004 was $9.83, $7.64 and $8.63, respectively. The weighted average fair values under SFAS No. 123 for purchase rights granted pursuant to the Employee Stock Purchase Plan during the years ended December 31, 2002, and 2003 was $5.13 and $5.40, respectively. There is no purchase rights granted pursuant to the Employee Stock Purchase Plan during the year ended December 31, 2004.

Deferred Compensation

In connection with stock option grants since the Company’s inception, the Company recognized accumulated deferred compensation totaling $3,056,000 which was fully amortized as of December 31, 2002. Amortization expense recognized during the years ended December 31, 2002, was approximately $44,000.

Ordinary Shares Reserved

Ordinary shares reserved for future issuance was as follows at December 31, 2004:

Outstanding stock options 4,473,101

Shares reserved for future stock option grants 2,882,788

Shares reserved for employee stock purchase plan 584,424

7,940,313

13. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using either the “as if converted” method for convertible preference shares or the treasury stock method for options and warrants.

A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

	Years Ended December 31		
	2002	2003	2004
Net income (in thousands)	$ 10,729	$ 13,201	$ 14,084
Weighted average thousand shares outstanding - basic	$ 38,300	$ 38,374	$ 39,156
Effect of dilutive securities:			
Options	1,194	1,362	946
Warrants	97	-	-
Weighted average thousand shares outstanding - diluted	$ 39,591	$ 39,736	$ 40,102
Earnings per share - basic	$ 0.28	$ 0.34	$ 0.36
Earnings per share - diluted	$ 0.27	$ 0.33	$ 0.35

Certain antidilutive outstanding options and warrants were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options excluded and their associated exercise prices per share were 1,141,900 shares at $14.10 to $24.18 as of December 31, 2002; 916,646 shares at $15.38 to $24.18 as of December 31, 2003 and 1,227,037 shares at $ 14.97 to $ 24.18 as of December 31, 2004.

14. LEASE COMMITMENTS

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through February 2007. The Company's office lease provides for periodic rental increases based on the general rate of inflation.

As of December 31, 2004, minimum lease payments under all noncancelable leases were as follows:

Year	Operating Leases (In Thousands)
2005	$ 1,113
2006	470
2007	13
Total minimum lease payments	$ 1,596

15. CONTINGENCIES

Monolithic Power Systems, Inc. ("MPS"), a company based in Los Gatos, California, USA has alleged that our OZ960, OZ961, OZ969 and OZ970 products infringe on one of their patents and a continuation of that patent. Litigation on such claim is pending in the United States District Court in the Northern District of California. We have answered MPS' claims, denying all of their substantive allegations. In addition, given the results of the claims constructions adopted by the Court on November 26, 2001 and December 27, 2002, we believe that we have meritorious defenses against MPS' allegations. On May 28, 2004, the Court granted our motion for summary judgment that MPS lacked evidence of damages. As the judgment currently stands, MPS will not be able to recover damages at trial but may only attempt to seek injunctive relief and attorneys' fees. Trial on these claims is currently scheduled to commence June 2005.

- 23 -

In January 2004, we filed a lawsuit in the U.S. District Court in the Eastern District of Texas against Beyond Innovation Technology Co., Ltd., SPI Electronic Co., Ltd., FSP Group and Lien Chang Electronic Enterprise Co., Ltd. The lawsuit asserts that those companies infringe one or more claims of U.S. Patent Nos. 6,259,615 and 6,396,722 and in an amended complaint, U.S. Patent No. 6,804,129. They have counterclaimed for antitrust violations and interference. Trial on these claims is currently scheduled to commence December 2005.

In October 2004, we filed a lawsuit in the U.S. District Court in the Eastern District of Texas against MPS alleging infringement of one or more claims of U.S. Patent No. 6,804,129. MPS has counter claimed for antitrust violations and unfair competition.

While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations.

16. FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments is as follows:

December 31

2003 2004

Carrying Fair Carrying Fair

Amount Value Amount Value

(In Thousands)

Assets

Cash and cash equivalents $ 66,489 $ 66,489 $ 56,320 $ 56,320

Restricted cash 1,892 1,892 1,887 1,887

Short-term investments 53,923 53,923 63,768 63,768

Long-term investment in CSMC - - 4,283 4,283

Restricted assets 10,044 10,796 13,873 13,577

The carrying amounts of cash and cash equivalents and restricted cash reported in the consolidated balance sheets approximate their estimated fair values. The fair values of short-term investments and long-term investment in CSMC are based on quoted market prices.

Fair values of restricted assets made in the form of Taiwan Government bonds are based on quoted market price; otherwise are carried at amounts which approximate fair value.

Long-term investments except for investment in CSMC are in privately-held companies where there is no readily determinable market value. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment charge is recorded in the period of decline in value.

17. SEGMENT INFORMATION

The Company designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance and LCD products. The Company’s integrated circuit products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company’s Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources so the Company has one reporting segment.

Net revenues from unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

Years Ended December 31

2002 2003 2004

(In Thousands)

Asia $ 70,149 $ 88,548 $ 92,105

United States 31 51 53

Europe 7 - 38

$ 70,187 $ 88,599 $ 92,196

Long-lived assets consist of land, property and equipment and are based on the physical location of the assets at the end of each year.

Years Ended

December 31

2003 2004

(In Thousands)

Taiwan $ 2,354 $ 2,772

U.S.A. 1,251 6,551

Singapore 633 327

People’s Republic of China 415 757

Others 227 351

$ 4,880 $ 10,758

For the year ended December 31, 2002, two customers accounted for 18.6% and 15.9% of net revenues. For the year ended December 31, 2003, one customer accounted for 13.5% of net revenues and the same customer accounted for 17.54% of net revenues for the year ended December 31, 2004.

O2Micro Quarterly Facts and Figures

$ Million

Quarterly Revenue

$40

30

20

10

0

19.3 20.9 23.2 25.2 22.2 24.1 22.1 23.8

Mar 03

Jun 03

Sep 03

Dec 03

Mar 04

Jun 04

Sep 04

Dec 04

Earnings Per Share (Diluted)

0.16

0.14

0.12

0.10

0.08

0.06

0.04

0.02

0

0.04 0.06 0.10 0.13 0.10 0.10 0.08 0.07

Mar 03

Jun 03

Sep 03

Dec 03

Mar 04

Jun 04

Sep 04

Dec 04

Company Background

Founded in April 1995, O2Micro® International develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus®, PCI ExpressSwitch™ and Security products, such as VPN/Firewall system solutions.

O2Micro maintains an extensive portfolio of intellectual property with over 2,520 patent claims granted worldwide as of May 3, 2005, and over 5000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

Corporate Information

Independent Auditors:

Deloitte & Touche
12th Floor, Hung-Tai Plaza
156 Min Sheng East Road, Sec. 3
Taipei 105, Taiwan, ROC

Transfer Agent:

EquiServe
150 Royall Street
Canton, Massachusetts, U.S.A. 02021

Legal Counsel:

Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, California, U.S.A. 94304

Maples and Calder
PO Box 309 GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

Board of Directors:

Sterling Du
Chairman of the Board, Chief Executive Officer

Chuan Chiung "Perry" Kuo
Chief Financial Officer

James Keim
Head of Marketing and Sales

Michael Austin
Director, Cayman Islands Monetary Authority

Geok Ling Goh
Chairman, Tuas Power Company

Keisuke Yawata
President, Future International

Lawrence Lin
Partner, L&C Company, Certified Public Accountants

Corporate Headquarters:

Grand Pavilion Commercial Centre, West Bay Road,
PO Box 32331 SMB, George Town,
Grand Cayman, Cayman Islands
Phone: (345) 945-1110
Fax: (345) 945-1113

Other Addresses:

3118 Patrick Henry Drive
Santa Clara, CA, USA 95054
Phone: (408) 987-5920
Fax: (408) 987-5929

4F, #150 Duenhua N. Road
Taipei, Taiwan 105
Phone: (886) 2-2545-9095
Fax: (886) 2-2547-1721

O_2Micro®

Breathing Life into Mobility

Creating and Delivering Advanced Solutions Worldwide!



Beijing
Seoul
Tokyo
Wuhan
Shanghai
Hsinchu
Taipei
Hong Kong
Singapore
Santa Clara
Austin
Houston
Cayman Islands
Eastern Europe

Marketing Support Centers:

• Austin • Houston • Santa Clara
• Seoul • Shanghai • Taipei • Tokyo

Operations & Design Centers:

• Beijing • Europe • Hong Kong • Hsinchu • Santa Clara
• Shanghai • Singapore • Taipei • Wuhan

DigitalLaserTrim™, Phase-on-demand™, PO_2WER-ON-DEMAND™, ExpressSwitch™, Matrix9™, ResponsiveCOMMAND™ and combinations thereof are trademarks of O_2Micro. The O_2Micro Logo and text, AudioDJ®, Battery Crisis Management®, Breathing Life into Mobility®, IntelligentDJ®, Intelligent Inverter®, S.A.F.E. Technology®, SmartCardBus®, SmartCardSensing®, PO_2WER®, SuperDJ®, Ultra Efficient®, the O_2Micro SMART CARD ENABLED Logo and combinations thereof are registered trademarks of O_2Micro. The absence of the trademark symbol in any of the product names or logos belonging to O_2Micro, appearing anywhere in the text of this document does not constitute a waiver of O_2Micro's trademark or other intellectual property rights concerning that name or logo. All other product and brand names are trademarks and/or registered trademarks of their respective owners.

This Annual Report to Shareholders contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations and business prospects. These forward-looking statements are based upon our current assumptions and beliefs in light of the information currently available to us. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O_2Micro's products due to adverse economic conditions in general or specifically affecting O_2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with O_2Micro's initial public offering in August 2000, Form F-3 in connection with the our public offering in November 2001, and annual reports on Form 20-F, all of which are filed with the SEC and identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

We file annual reports on Form 20-F and furnish current reports on Form 6-K with the SEC. You may read and copy this information at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Certain of our SEC filings are also available to the public from the SEC's website at **http://www.sec.gov.**